April 13, 2026

Aik Huat Leong
Chief Financial Officer
Mobile-health Network Solutions
2 Venture Drive, #07-06/07 Vision Exchange
Singapore 608526

       Re: Mobile-health Network Solutions
           Form 20-F for the Fiscal Year Ended June 30, 2025
           Filed October 31, 2025
           File No. 001-41990
Dear Aik Huat Leong:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology